Exhibit 97.1

BRAIIN LIMITED

ACN 660 713 093

COMPENSATION RECOVERY POLICY

1.	Purpose

1.1	Braiin Limited (the Company) has adopted this Compensation Recovery Policy (this Policy) to provide for the recovery of Erroneously Awarded Compensation from Executive Officers in the event of an Accounting Restatement, in accordance with Section 10D of the Securities Exchange Act of 1934, as amended (the Exchange Act), Rule 10D-1 under the Exchange Act (Rule 10D-1) and Rule 5608 of the Nasdaq Stock Market LLC Listing Rules (Rule 5608).

1.2	This Policy is to be interpreted and applied in a manner consistent with Rule 10D-1 and Rule 5608, and any guidance or interpretation issued by the U.S. Securities and Exchange Commission (the SEC) or The Nasdaq Stock Market LLC (Nasdaq) in respect of them.

2.	Administration

2.1	This Policy is administered by the Compensation Committee of the Board of Directors of the Company (the Committee), or, if there is no such committee, by the independent directors of the Board who serve on the Board’s compensation committee or who otherwise comprise a majority of the independent directors of the Board (in either case, the Administrator).

2.2	The Administrator has full authority to interpret and apply this Policy and to make all determinations required under it. Any determination of the Administrator is final and binding on all persons, and need not be uniform as between Executive Officers. The Administrator may engage legal counsel, accountants and other advisers as it considers appropriate.

3.	Definitions

3.1	In this Policy:

Accounting Restatement means an accounting restatement of the Company’s financial statements due to the Company’s material non-compliance with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Board means the board of directors of the Company.

Erroneously Awarded Compensation means, in respect of an Executive Officer and an Accounting Restatement, the amount of Incentive-Based Compensation Received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that would otherwise have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid, as determined under clause 5.

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Executive Officer means each individual who is or was an “executive officer” of the Company within the meaning of Rule 10D-1(d), being the Company’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, and any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries are Executive Officers if they perform such policy-making functions for the Company. Executive Officers include, at a minimum, the persons identified as executive officers in the Company’s most recent annual report on Form 20-F.

Financial Reporting Measure means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure derived wholly or in part from such a measure, whether or not it is presented in the Company’s financial statements or included in a filing with the SEC. The Company’s share price and total shareholder return are Financial Reporting Measures.

Incentive-Based Compensation means any compensation that is granted, earned or vested based wholly or in part on the attainment of a Financial Reporting Measure.

Received in respect of Incentive-Based Compensation, means received in the fiscal year during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal year.

Recovery Period means, in respect of an Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, together with any transition period (resulting from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period of nine to twelve months is treated as a completed fiscal year.

Restatement Date means the earlier of (a) the date on which the Board, a committee of the Board or the officers of the Company authorised to take such action (if Board action is not required) conclude, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date on which a court, regulator or other legally authorised body directs the Company to prepare an Accounting Restatement.

4.	Recovery of Erroneously Awarded Compensation

4.1	If the Company is required to prepare an Accounting Restatement, the Company will recover, reasonably promptly, the Erroneously Awarded Compensation Received by each person during the Recovery Period who:

(a)	began service as an Executive Officer after the beginning of the performance period for that Incentive-Based Compensation;

(b)	served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; and

(c)	Received that Incentive-Based Compensation while the Company had a class of securities listed on a national securities exchange or a national securities association, and on or after 2 October 2023.

4.2	Recovery under this Policy is required on a “no fault” basis, regardless of whether the Executive Officer engaged in any misconduct or was responsible, in whole or in part, for the Accounting Restatement.

4.3	The Company’s obligation to recover Erroneously Awarded Compensation does not depend on whether, or when, the restated financial statements are filed with the SEC.

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5.	Calculation of Erroneously Awarded Compensation

5.1	The Administrator will determine the amount of Erroneously Awarded Compensation for each Executive Officer, and will notify each Executive Officer in writing of that amount and of the manner in which it is to be repaid or forfeited.

5.2	For Incentive-Based Compensation based on the Company’s share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount will be based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was Received. The Company will maintain documentation of the determination of that reasonable estimate and provide it to Nasdaq.

5.3	Erroneously Awarded Compensation is calculated on a pre-tax basis, without regard to any taxes paid or payable by the Executive Officer.

6.	Method of recovery

6.1	The Administrator will determine, in its discretion, the appropriate means of recovering Erroneously Awarded Compensation, which may include, to the extent permitted by applicable law:

(a)	requiring repayment in cash of Incentive-Based Compensation previously paid;

(b)	seeking recovery of any gain realised on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based award;

(c)	cancelling, forfeiting or reducing any outstanding vested or unvested award, or any future compensation, payable to the Executive Officer;

(d)	setting off the amount to be recovered against any amount otherwise owed by the Company or any of its subsidiaries to the Executive Officer; and

(e)	any other method of recovery permitted by Rule 10D-1 and Rule 5608.

6.2	The Company will not accept an amount less than the full amount of Erroneously Awarded Compensation in satisfaction of the Executive Officer’s obligations under this Policy, except as provided in clause 7.

6.3	To the extent an Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation under any duplicative recovery obligation established by the Company or applicable law, that amount will be credited against the amount to be recovered under this Policy.

7.	Impracticability

7.1	The Company must recover Erroneously Awarded Compensation in accordance with this Policy unless the Committee (or, in the absence of a committee, a majority of the independent directors serving on the Board) determines that recovery would be impracticable and one of the following conditions is satisfied:

(a)	the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided that, before making that determination, the Company has made a reasonable attempt to recover the Erroneously Awarded Compensation, documented that attempt and provided that documentation to Nasdaq;

(b)	recovery would violate the law of Australia, being the Company’s home country, where that law was adopted before 28 November 2022, provided that, before making that determination, the Company has obtained an opinion of Australian legal counsel, acceptable to Nasdaq, that recovery would result in such a violation, and has provided that opinion to Nasdaq; or

(c)	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations under them.

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8.	No indemnification or insurance

8.1	The Company will not indemnify any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation, and will not pay or reimburse any Executive Officer for the premium of any insurance policy covering the loss of Erroneously Awarded Compensation. This clause applies despite any indemnity, insurance or access deed, constitution provision or other arrangement between the Company and an Executive Officer.

9.	Disclosure

9.1	The Company will file this Policy, and make all disclosures relating to it, as required by the U.S. federal securities laws, including as an exhibit to its annual report on Form 20-F and the disclosure required by Item 6.F of Form 20-F.

10.	Relationship with other arrangements

10.1	This Policy is in addition to, and does not limit, any other right or remedy available to the Company, including any right of recovery or set-off under any employment agreement, offer letter, equity incentive plan, award agreement or other arrangement, or under applicable law.

10.2	Each employment agreement, offer letter, equity incentive plan, award agreement and other compensation arrangement entered into or adopted by the Company on or after the date of this Policy is deemed to include the Executive Officer’s agreement to comply with this Policy.

10.3	The Company will apply this Policy to the fullest extent permitted by applicable law, including the Corporations Act 2001 (Cth).

11.	Acknowledgement

11.1	Each Executive Officer must sign and return to the Company the acknowledgement in the Schedule, within 30 days of the later of the date on which this Policy is adopted and the date on which the person becomes an Executive Officer. A failure to sign the acknowledgement does not affect the application of this Policy to that person.

12.	Effective date, amendment and termination

12.1	This Policy is effective from 12 February 2026, the date on which the Company’s ordinary shares were first listed on The Nasdaq Global Market, and applies to Incentive-Based Compensation Received by Executive Officers on or after that date, subject to clause 4.1(c).

12.2	The Board may amend this Policy from time to time, and must amend it as necessary to comply with Rule 10D-1, Rule 5608 and any other applicable law or listing standard. The Board may terminate this Policy only if the Company is no longer required to maintain it under Rule 5608.

13.	Governing law

13.1	This Policy is governed by the laws of Western Australia, provided that it is to be interpreted and applied in accordance with Rule 10D-1 and Rule 5608.

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SCHEDULE – ACKNOWLEDGEMENT

Braiin Limited Compensation Recovery Policy

By signing below, I acknowledge and agree that:

(a)	I have received and read the Braiin Limited Compensation Recovery Policy (the Policy);

(b)	I am, and will remain, subject to the Policy during and after my employment or service with the Company or any of its subsidiaries;

(c)	the Policy applies to Incentive-Based Compensation Received by me, whether before or after the date of this acknowledgement, to the extent provided in the Policy;

(d)	I will repay or forfeit any Erroneously Awarded Compensation, as determined under the Policy, in the manner required by the Company; and

(e)	to the extent of any inconsistency between the Policy and the terms of any agreement, plan or arrangement to which I am a party, the Policy prevails.

Capitalised terms used in this acknowledgement have the meanings given in the Policy.

Signature: _____________________________________________

Name: _____________________________________________

Title: _____________________________________________

Date: _____________________________________________

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